UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. )*

Under the Securities Exchange Act of 1934

FBR & Co.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

        30247C301
(CUSIP Number)

Eric F. Billings Billings Capital Management LLC 1001 Nineteenth St. N., Suite 1950 Arlington, Virginia 22209 (212) 821-1600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

             February 7, 2014
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)
Page 1 of 6 Pages

CUSIP No. 30247C301	Page 2 of 6 Pages

1           Names of Reporting Persons

ERIC F. BILLINGS (in the capacity described herein)

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[ ]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

UNITED STATES

	7	Sole Voting Power
Number of Shares		271,880
Beneficially Owned By Each	8	Shared Voting Power 431,379
Reporting Person With	9	Sole Dispositive Power 271,880
	10	Shared Dispositive Power
		431,379

11           Aggregate Amount Beneficially Owned by Each Reporting Person

703,259

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

6.7%

14           Type of Reporting Person (See Instructions)

IN, IA

CUSIP No. 30247C301	Page 3 of 6 Pages

Item 1.                  Security and Issuer.

The title of the class of equity security to which this statement on Schedule 13D relates is the Common Stock, par value $0.001 per share (the “Shares”) of FBR & Co., a Virginia corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 1001 Nineteenth Street North, Arlington, Virginia 22209.

Item 2.                  Identity and Background.

This statement on Schedule 13D is filed on behalf of Eric F. Billings, an American citizen (the “Reporting Person”).  This statement relates to Shares held for the account of BCM Weston, LP, a Delaware limited partnership (“BCM Weston”), and by the Reporting Person.  Billings Capital Management, LLC (“BCM LLC”) serves as principal investment manager to BCM Weston.  As such, BCM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the account of BCM Weston.  The Reporting Person is a member of BCM LLC.  The principal business address of the Reporting Persons is 1001 Nineteenth St. N., Suite 1950, Arlington, Virginia 22209.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                  Source and Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

The Reporting Person used working capital to purchase 465,124 Shares (split adjusted) of the 703,259 Shares described herein.  The total purchase price for the 465,124 Shares (split adjusted) reported herein was approximately $8,317,467.

Item 4.                  Purpose of Transaction.

The responses to Items 3, 5 and 6 of this Schedule 13D are incorporated herein by reference.

The Reporting Person acquired the Shares over which he exercises beneficial ownership in the belief that the Shares are undervalued and are an attractive investment. The Reporting Person has had discussions with officers of the Issuer and may from time to time enter into discussions with officers of the Issuer in connection with the Reporting Person’s investment in the Issuer.  Such discussions may address the Issuer's strategies to enhance shareholder value, including its capital allocation policies. The Reporting Person may also seek to explore increasing or decreasing his ownership position in the Issuer.

CUSIP No. 30247C301	Page 4 of 6 Pages

The Reporting Person intends to review his investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position, price levels of the Shares, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as he deems appropriate, including: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Shares or the Issuer (collectively, "Securities") of the Issuer in the open market or otherwise; (ii) disposing of any or all of his Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.                  Interest in Securities of the Issuer.

(a) – (b) The Reporting Person may be deemed to be the beneficial owner of 569,926 Shares and 133,333 Shares underlying the options described in Item 6, which collectively represent approximately 6.7% of the Issuer’s outstanding Shares (assuming the exercise of the options referenced above).  The Reporting Person may be deemed to have sole power to vote and sole power to dispose of 271,880 Shares and shared power to vote and shared power to dispose of 431,379 Shares.

The percentage in the immediately foregoing paragraph is calculated based on a total of 10,477,973 Shares outstanding as of November 26, 2013 (11,214,754 Shares outstanding as of November 21, 2013 based on the Issuer’s Prospectus Supplement on Form 424(b)(7) filed with the Securities and Exchange Commission (the “SEC”) on November 26, 2013 less 736,781 Shares repurchased by the Issuer as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on November 26, 2013).

(c)           There have been no transactions with respect to the Shares during the sixty days prior to the date hereof by the Reporting Person.

(d)           The limited partners of (or investors in) BCM Weston, or its subsidiaries or affiliated entities, for which BCM LLC or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of the fund in accordance with their respective limited partnership interests (or investment percentages) in the fund.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

The Reporting Person beneficially owns options referencing an aggregate of 133,333 Shares at an exercise price of $22.44 per Share, which expire on June 6, 2015.  Such options were granted to the Reporting Person on August 20, 2008 while the Reporting Person served as the Issuer’s Chairman and Chief Executive Officer.

Except for the arrangements described herein, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014	ERIC F. BILLINGS

By: /s/ Eric F. Billings
Eric F. Billings